SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM N-17f-2

Certificate of Accounting of Securities and Similar
Investment in the Custody of
Management Investment Companies

Pursuant to Rule 17f-2 [17 CFR 270.17f-2]

1. Investment Company Act File Number:			Date examination completed

811-06526			March 31, 2009

2. State identification Number: DE

AL	AK	AZ	AR	CA	CO

CT	DE	DC	FL	GA	HI

ID	IL	IN	IA	KS	KY

LA	ME	MD	MA	MI	MN

MS	MO	MT	NE	NV	NH

NJ	NM	NY	NC	ND	OH

OK	OR	PA	RI	SC	SD

TN	TX	UT	VT	VA	WA

WV	WI	WY	PUERTO RICO

Other (specify):

3. Exact name of investment company as specified in representation statement:

Coventry Group

4. Address of principal executive office (number, street, city, state, zip code):

3435 Stelzer Road, Columbus, Ohio 43219

MANAGEMENT STATEMENT REGARDING COMPLIANCE WITH CERTAIN
PROVISIONS OF THE INVESTMENT COMPANY ACT OF 1940

May 20, 2009

We, as members of management of the Boston Trust Balanced Fund, Boston Trust Equity Fund, Boston Trust Small Cap Fund, Boston Trust Midcap Fund, Walden Small Cap Innovations Fund, Walden Social Balanced Fund, and Walden Social Equity Fund (the “Funds”) of The Coventry Group, are responsible for complying with the requirements of subsections (b) and (c) of rule 17f-2, “Custody of Investments by Registered Management Investment Companies,” of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Funds’ compliance with the requirements of subsections (b) and (c) of rule 17f-2 as of March 31, 2009, and from December 5, 2008 (last examination date) through March 31, 2009.

Based on this evaluation, we assert that the Funds were in compliance with the requirements of subsection (b) and (c) of rule 17f-2 for the Investment Company Act of 1940 as of March 31, 2009, and from December 5, 2008, through March 31, 2009, with respect to securities and similar investments reflected in the investment accounts of the Funds.

The Coventry Group

  /s/ John A. Danko
John A. Danko President

  /s/ Robert W. Silva
Robert W. Silva, Treasurer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Trustees of
The Coventry Group

We have examined management’s assertion, included in the accompanying Management Statement Regarding Compliance With Certain Provisions of the Investment Company Act of 1940, that the Boston Trust Balanced Fund, Boston Trust Equity Fund, Boston Trust Small Cap Fund, Boston Trust Midcap Fund, Walden Small Cap Innovations Fund, Walden Social Balanced Fund, and Walden Social Equity Fund (the “Funds”) of The Coventry Group, complied with the requirements of subsections (b) and (c) of rule 17f-2 under the Investment Company Act of 1940 (the Act) as of March 31, 2009. Management is responsible for the Funds’ compliance with those requirements. Our responsibility is to express an opinion on management’s assertion about the Funds’ compliance based on our examination.

Our examination was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Funds’ compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of March 31, 2009, and with respect to agreement of security purchases and sales, for the period from December 5, 2008 (the date of our last examination) through March 31, 2009:

•	Confirmation of all securities and similar investments held by the Funds’ sub-custodian, Bank of New York in book entry form;

•	Confirmation of all securities and similar investments hypothecated, pledged, placed in escrow, or out for transfer with brokers, pledgees, or transfer agents

•	Reconciliation of all such securities to the books and records of the Funds and the Custodian, Boston Trust & Investment Management Company

•	Agreement of two security purchases and two security sales or maturities for each fund since December 5, 2008 (the date of our last examination), from the books and records of the Funds to broker confirmations

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds’ compliance with specified requirements.

In our opinion, management’s assertion that the Funds complied with the requirements of subsections (b) and (c) of rule 17f-2 of the Investment Company Act of 1940 as of March 31, 2009, with respect to securities and similar investments reflected in the investment accounts of the Funds is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Trustees of The Coventry Group and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

/s/ COHEN FUND AUDIT SERVICES, LTD.
Westlake, Ohio
May 20, 2009